EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
America First Apartment Investors, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-116565) on Form S-3 of America First Apartment Investors, Inc. of our report dated March 15, 2004, with respect to the consolidated balance sheet of America First Apartment Investors, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2003, and the consolidated statements of income and comprehensive income, partners’ capital, and cash flows of America First Apartment Investors, L.P. and subsidiaries for the year ended December 31, 2002, which report appears in the December 31, 2004 annual report on Form 10-K/A of America First Apartment Investors, Inc.

/s/ KPMG LLP
Omaha, Nebraska
May 3, 2005